Exhibit 4.17

THIRD AMENDMENT TO JOINT VENTURE AGREEMENT

THIS THIRD AMENDMENT TO JOINT VENTURE AGREEMENT (this “Amendment”) is made and entered into on September 17, 2019 (the “Effective Date”) by and between The9 Limited, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (together with a direct or indirect wholly-owned Subsidiary to be formed for the sole purpose of directly holding the The9 Shares, “The9”) and Faraday&Future Inc., a company incorporated and existing under the laws of California in the U.S. (together with either a direct or indirect wholly-owned Subsidiary of Smart King to be formed for the sole purpose of directly holding the F&F Shares or an existing direct or indirect wholly-owned Subsidiary of Smart King that will directly hold the F&F Shares, “F&F”). Each of The9 and F&F and any Person that becomes a party to the JV Agreement (as defined below) pursuant to a joinder agreement in substantially the form attached to the JV Agreement as Schedule 2 is referred to herein individually as a “Party” and collectively as the “Parties”.

WHEREAS, the Parties have entered into that certain Joint Venture Agreement dated March 24, 2019, that certain Amendment to Joint Venture Agreement dated June 23, 2019 and that certain Second Amendment to Joint Venture Agreement dated July 31, 2019 (collectively, the “JV Agreement”);

WHEREAS, the Parties hereto desire to amend the JV Agreement on the terms and subject to the conditions set forth herein; and

WHEREAS, pursuant to Section 14.07 (Amendments; Waiver) of the JV Agreement, the JV Agreement may be amended only by an agreement in writing executed by the Parties.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree to amend and do amend the JV Agreement as follows:

1.  Definitions. Capitalized terms used and not defined in this Amendment have the respective meanings assigned to them in the JV Agreement.

2.  Amendment to the JV Agreement.

(1) The definition of “License Agreement” in Section 1.01 (Definitions) of the JV Agreement is hereby deleted and replaced in its entirety with the following:

“‘License Agreement’ means the license agreement to be negotiated in good faith and entered into by F&F and the JV in form and substance reasonably acceptable to the Principal Parties.”

(2) Section 3.02(a) (Schedule of Capital Contribution) of the JV Agreement is hereby deleted and replaced in its entirety with the following:

“The first installment in the amount of US$200 million (the “First Installment”) shall be contributed by The9 to the JV in accordance with the payment schedule to be specified and reasonably agreed in the License Agreement; provided that the JV shall have been formed pursuant to Section 2.01 before The9 is required to contribute the First Installment; provided further that US$5 million of the First Installment will be deposited by The9 with F&F, by wire transfer of immediately available funds to an account designated by F&F, within seven (7) Business Days (and in any event no later than 5:00 pm on April 2, 2019, Los Angeles time) after the date of this Agreement (the “Initial Deposit”), which Initial Deposit shall be non-refundable and shall be converted into Class B ordinary shares of Smart King at the Conversion Price in accordance with Section 4.11 in the event that the First Installment is not contributed by The9 within the time frame provided hereunder;”

(3) Section 6.01 (License Agreement) of the JV Agreement is hereby deleted and replaced in its entirety with the following:

“F&F and JV shall negotiate in good faith and enter into certain development agreement in form and substance reasonably acceptable to the parties thereto (the “Development Agreement”), pursuant to which JV shall pay development fees to F&F according to terms, conditions and schedule specified therein. The payment of development fees pursuant to the Development Agreement shall be credited to any license fee that the JV will be required to pay F&F under the License Agreement. Within thirty (30) days upon complete delivery of Development Fee Fourth Installment Development Deliverables (as defined in that certain development agreement) (the “License Negotiation Period”), which License Negotiation Period will be automatically extended for another fifteen (15) days upon request of F&F or the JV, F&F and the JV shall negotiate in good faith and enter into License Agreement on terms reasonably acceptable to the Principle Parties. In case F&F and the JV have failed to enter into License Agreement within License Negotiation Period and have not agreed in writing otherwise, this Joint Venture Agreement shall be terminated.”

(4) The following Section 13.02 (Additional Representations and Warranties of F&F) is hereby added in its entirety to the JV Agreement:

“Section 13.02 Additional Representations and Warranties of F&F. F&F represents and warrants that all design concepts, principles and specifications provided by F&F to The9 or the JV via any written forms, including but not limited to presentation slides and blueprints, in relation to F&F’s electric car models are true and accurate in all material respects as of the date delivered by F&F. F&F acknowledges that The9 may rely on the design concepts, principles and/or specifications provided by F&F to prepare marketing material and offering documents and communicate with the public based on such information.”

3.  Date of Effectiveness; Limited Effect. This Amendment shall become effective on the Effective Date. Except as expressly provided in this Amendment, all of the terms and provisions of the JV Agreement are and will remain in full force and effect and are hereby ratified and confirmed by the Parties. Without limiting the generality of the foregoing, the amendment contained herein will not be construed as an amendment to or waiver of any other provision of the JV Agreement or as a waiver of or consent to any further or future action on the part of any Party that would require the waiver or consent of any other Party. On and after the Effective Date, each reference in the JV Agreement to “this Agreement,” “the Agreement,” “hereunder,” “hereof,” “herein,” or words of like import will mean and be a reference to the JV Agreement as amended by this Amendment.

 4.  Miscellaneous. Sections 14.01 (Notices), 14.03 (Governing Law), 14.04 (Arbitration), 14.05 (Counterparts), 14.06 (Severability), 14.10 (No Third Party Beneficiaries) and 14.11 (Entire Agreement) of the JV Agreement shall apply to this Amendment, mutatis mutandis.

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IN WITNESS WHEREOF, the Parties hereto have caused their respective duly authorized representatives to execute this Amendment on the date and year first above written.

The9:

The9 Limited

By:	/s/ George Lai
Name: George Lai
Title: Director and Chief Financial Officer

F&F:

Faraday&Future Inc.

By:	/s/ Jiawei Wang
Name: Jiawei Wang
Title: President

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